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                                                               Exhibit 12.1

              United Air Lines, Inc. and Subsidiary Companies

             Computation of Ratio of Earnings to Fixed Charges


                                         Year Ended December 31
                               1995      1994     1993     1992    1991
                              ------    ------   ------   ------  ------
                                             (In Millions)
Earnings:

  Earnings (loss) before
    income taxes and
    extraordinary items       $  608    $  153   $  (26)   $(602)  $(513)
  Undistributed income
    of affiliate                 (38)      (19)      -       (27)     (4)
  Fixed charges,
    from below                 1,200     1,046    1,077      964     749
  Interest capitalized           (42)      (41)     (51)     (92)    (91)
                              ------    ------   ------    -----   -----
    Earnings                  $1,728    $1,139   $1,000    $ 243   $ 141
                              ======    ======   ======    =====   =====

Fixed charges:

  Interest expense            $  359    $  362   $  347    $ 317   $ 211
  Interest expense on
    affiliate's guaranteed
    debt                          -         -         5       -       -

  Portion of rental expense
    representative of the
    interest factor              841       684      725      647     538
                              ------    ------   ------    -----   -----
      Fixed charges           $1,200    $1,046   $1,077    $ 964   $ 749
                              ======    ======   ======    =====   =====

Ratio of earnings to
  fixed charges                 1.44      1.09      (a)      (a)     (a)
                              ======    ======   ======    =====   =====

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(a)   Earnings were inadequate to cover fixed charges by $77 million in 1993,
      $721 million in 1992, and $608 million in 1991.
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